AGL Resources Inc.

Ten Peachtree Place, NE

Atlanta, Georgia 30309

April 28, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	AGL Resources Inc.

Registration Statement on Form S-4 (File No. 333-172084)

Dear Mr. Owings:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AGL Resources Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-172084), as amended (the “Registration Statement”), to April 29, 2011 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William S. Lamb at (212) 259-8170 or Frederick J. Lark at (212) 259-8010, both of Dewey & LeBoeuf LLP, with any questions you may have concerning this request. In addition, please notify Mr. Lamb and Mr. Lark when this request for acceleration has been granted.

AGL RESOURCES INC.

By:	/s/ Paul R. Shlanta, Esq.
Name: Paul R. Shlanta, Esq.
Title: Executive Vice President,
General Counsel and
Chief Ethics and Compliance Officer

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